May 14, 2010
VIA EDGAR CORRESPONDENCE
Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
Abu Dhabi	Moscow
Barcelona	Munich
Beijing	New Jersey
Brussels	New York
Chicago	Orange County
Doha	Paris
Dubai	Riyadh
Frankfurt	Rome
Hamburg	San Diego
Hong Kong	San Francisco
Houston	Shanghai
London	Silicon Valley
Los Angeles	Singapore
Madrid	Tokyo
Milan	Washington, D.C.

Re:	IXYS Corporation Form 10-K for the Fiscal Year Ended March 31, 2009 Filed June 12, 2009 File No. 0-26124
Dear Ms. Blye:
     On behalf of our client, IXYS Corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the Staff of the Securities and Exchange Commission received by letter dated March 23, 2010, to the above-referenced filing. All of the information provided in this comment response is based on information gathered to date by the Company with respect to the past five fiscal years and the subsequent period. For your convenience, we have set forth each of the Staff’s original comments immediately preceding the Company’s response.
General
1.	We note that on the “Worldwide Sales Reps and Distributors” section of your website there is a country drop down menu which includes Iran and Syria, and that clicking on either country brings up IXYS Semiconductor GmbH and contact information for the Middle East region. We note disclosure in your 10-K that one of your geographic segments includes Europe and the Middle East. Iran, Syria, and Sudan, countries generally understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding contacts with Iran, Syria, or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements. Your response should describe any products, components, services, or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

May 14, 2010

     Response:
     The Company is a multi-market integrated semiconductor company. The Company’s three principal product groups are: power semiconductors; integrated circuits, or ICs; and systems and radio frequency, or RF, power semiconductors. The Company’s power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. The Company focuses on the market for power semiconductors that are capable of processing greater than 200 watts of power. The Company also designs, manufactures and sells integrated circuits for a variety of applications. The Company’s microcontrollers control electronic devices, such as industrial motors and security systems. The Company’s analog and mixed signal ICs are principally used in telecommunications applications. The Company’s mixed signal application specific ICs, or ASICs, address the requirements of the medical imaging equipment and display markets. The Company’s power management and control ICs are used in conjunction with power semiconductors. The Company’s systems include laser diode drivers, high voltage pulse generators and modulators, and high power subsystems, sometimes known as stacks, that are principally based on the Company’s high power semiconductor devices. The Company’s RF power semiconductors enable circuitry that amplifies or receives radio frequencies in wireless and other microwave communication applications, medical imaging applications and defense and space applications. The Company discusses its business in further detail in its periodic filings.
     The Company has determined that its British subsidiary (Westcode Semiconductors Limited) and its German subsidiary (IXYS Semiconductor GmbH) have sold semiconductors, and assemblages of semiconductors commonly called modules, to RAD Electric Co. Ltd, which the Company believes to be an electronics distributor located in Tehran, Iran. The Company has determined that its aggregate net revenues with respect to the referenced sales by Westcode Semiconductors Limited and IXYS Semiconductor GmbH to RAD Electric Co. Ltd during the past five fiscal years ended March 31, 2010, amounted to approximately $2.3 million. To the best of the Company’s knowledge and belief, such sales have been in compliance with the respective national export laws applicable to Westcode Semiconductors Limited and IXYS Semiconductor GmbH.
     In addition, to the best of the Company’s knowledge and belief, the sales by Westcode Semiconductors Limited and IXYS Semiconductor GmbH to RAD Electric Co. Ltd were made without the involvement, approval, or facilitation of any United States person, and the products sold were neither fabricated nor assembled in the United States, and did not contain U.S.-origin parts, components, or materials, with the sole exception of a single shipment in fiscal year 2010 by IXYS Semiconductor GmbH of a sample part valued at approximately four euros (4€).
     To the best of the Company’s knowledge and belief, the Company has not distributed its products in Syria or Sudan, or to any other person or entity in Iran, and the Company has not had direct or indirect contacts or arrangements with the governments of Syria, Sudan, or Iran, or with entities controlled by those governments. Going forward, the Company does not anticipate distributing its products in Syria or Sudan, or accepting any orders from Iran, and the Company

May 14, 2010

      does not anticipate having direct or indirect contacts or arrangements with the governments of those countries, or with entities controlled by those governments.
     The Company has not been able to determine why Syria is included among the countries in the drop down menu on the “Worldwide Sales Reps and Distributors” page of the Company’s website. To the extent the inclusion of Syria in the drop down menu may be interpreted as an indication that the Company distributes or anticipates distributing its products in Syria, the Company believes that such an interpretation would be erroneous. Similarly, to the extent the inclusion of Iran in the same drop down menu may be interpreted as an indication that the Company anticipates accepting any orders from Iran going forward, the Company believes that such an interpretation would be erroneous. In order to avoid potential confusion, the Company intends to revise its website to remove Iran and Syria from the drop down menu.
2.	We note a news report that you entered into an agreement with Mouser Electronics to distribute your products, and we note from a public sales website that Mouser Electronics is a vendor for at least one electronic product in Syria. Please tell us whether Mouser Electronics distributes your products in Syria.
     Response:
     The Company is party to a nonexclusive distributor agreement with Mouser Electronics, Inc. for the distribution of the Company’s products within a defined geographic area consisting of North, Central, and South America (which area includes, but is not limited to, the continental United States, Hawaii, Mexico, Puerto Rico, and Canada). The Company’s distributor agreement with Mouser Electronics, Inc. does not provide for distribution in Syria of the Company’s products. Mouser Electronics, Inc. is not authorized to distribute the Company’s products in Syria, and to the best of the Company’s knowledge and belief, Mouser Electronics, Inc. does not distribute the Company’s products in Syria.
* * *
     As requested by the Staff, the Company hereby acknowledges in writing that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments with regard to this matter, please call the undersigned at (650) 463-4697 or William M. McGlone at (202) 637-2202.

Sincerely,
/s/ John C. Tang
John C. Tang
of LATHAM & WATKINS LLP
cc: Jim Jones, Esq. (IXYS Corporation)